SHAREHOLDER MEETING (Unaudited)

On May 5, 1997, a special shareholder meeting was held at which the five Directors identified below were elected, the selection of Deloitte & Touche LLP as the independent certified public accountants and auditors of the Fund for the fiscal year beginning November 1, 1996 was ratified (Proposal No. 1), the proposal to change certain of the Fund's fundamental investment policies was approved (Proposal No. 2) and the current Investment Advisory Agreement between the Fund and OppenheimerFunds, Inc. was approved (Proposal No. 3) as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

                                                               Withheld/                  Broker
Nominee/Proposal                   For         Against           Abstain                Non-Votes          Total
----------------                   ---         -------           -------                ---------          -----
Directors
William A. Baker             1,453,537                            12,981                317,212           1,466,518
Charles Conrad, Jr.          1,453,537                            12,981                317,212           1,466,518
Raymond J. Kalinowski        1,453,537                            12,981                317,212           1,466,518
Bridget A. Macaskill         1,453,537                            12,981                317,212           1,466,518
Sam Freedman                 1,453,407                            13,111                317,212           1,466,518
Proposal No. 1               1,440,184          3,300             23,034                317,212           1,466,518
Proposal No. 2               1,232,371         26,842             49,406                634,424           1,308,619
Proposal No. 3               1,402,485         14,796             48,737                317,212           1,466,018